Exhibit 99.(g)(2)

CLASS ACTION FILING SERVICES

AMENDMENT TO CUSTODIAN AGREEMENT

This Amendment to Custodian Agreement (“Amendment”) is made this 24 day of March, 2017, by and between American Beacon Institutional Funds Trust (the “Client”) and STATE STREET BANK AND TRUST COMPANY, a bank and trust company organised under the laws of The Commonwealth of Massachusetts (“State Street”).

INTRODUCTION:

Pursuant to the Class Actions Services Selection Form (as defined below) attached as Annex 1, the Client may request State Street to transmit information and notices it receives as Custodian for the securities held for the account of the Client pursuant to the Custodian Agreement (as defined below) and file proofs of claim in connection with class actions involving the Client’s US Securities (as defined below). State Street is willing to carry out such transmission and filing on the terms set out in this Amendment, including the Class Actions Services Selection Form. In the event of inconsistent terms, the terms and conditions contained in this Amendment shall prevail over those contained in the Custodian Agreement with respect to the Service (defined herein).

IT IS AGREED:

1.	Interpretation

1.1	In this Amendment, unless the context otherwise requires:

“Business Days” means those days on which The New York Stock Exchange is open for regular trading.

“Class Actions Services Selection Form” means that form annexed hereto as Annex 1, as such may be amended by the parties hereto in writing.

“Custodian Agreement” means that certain custodian agreement between the Client and State Street dated March 24, 2017 (as amended, modified or supplemented from time to time).

“Fund” means Client or any of its portfolio series.

“Service” means the transmission, in accordance with the Class Actions Services Selection Form, of all written information actually received by State Street in its capacity as Custodian under the Custodian Agreement regarding any U.S. class action or other U.S. litigation in connection with the U.S. Securities then held, or previously held during the term of the Custodian Agreement by the Custodian for the account of the Client, including, but not limited to, opt-out notices and proof of claims forms, and, to the extent State Street has such information in its capacity as Custodian for the Client under the Custodian Agreement, the filing of proofs of claim in connection with such class actions.

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“Term” has the meaning set forth in Section 6.

“U.S. Securities” means portfolio assets of the Client for which State Street is serving as Custodian for the Client pursuant to the Custodian Agreement and which are securities or other assets issued in the United States of America that are (i) the subject of litigation within the jurisdiction of the U.S. court system, and (ii) held, or that have been held during the term of the Custodian Agreement by State Street in its capacity as Custodian for the account of the Client, which assets have not been merged into another fund not covered by this Amendment.

1.2	General

(a)	A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(b)	The singular includes the plural and vice versa.

(c)	The word “person” includes, without limitation, an individual, a firm, an investment company, a body corporate or an unincorporated association.

(d)	The headings in this Amendment are for convenience only and shall not affect its interpretation.

2.	Appointment

The Client appoints State Street to act as its agent with respect to the Client for purposes of the Services for the Term and on the terms set out in this Amendment. Subject to receiving a duly completed and signed Class Actions Services Selection Form (Annex I), State Street accepts such appointment and agrees to render the Services according to the terms set out in this Amendment.

3.	Service

State Street agrees to provide the Service as soon as reasonably practicable subject to the terms of this Amendment. The Client acknowledges that State Street can only notify the Client of relevant class actions when State Street has received notice of the class action and, after a reasonable opportunity to investigate, when State Street’s records as Custodian show that the Client is, or has been, a holder of the relevant U.S. Securities during the identified class action period. For avoidance of doubt, if a Client’s assets of U.S. Securities are transferred to another fund not covered by this Amendment through merger or reorganization, then State Street shall have no responsibility to so transmit any information or file claims regarding class action suits relating to U.S. Securities for the Client.

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State Street may only file claims on behalf of the Client on eligible positions held by it in its capacity as Custodian during the identified class action period. State Street will not file any claims for positions held by any other custodian.

4.	Charges

State Street shall be entitled to reasonable compensation for providing the Service to the Client, as agreed upon from time to time between the Client and State Street.

5.	Responsibility and Liability

With respect to the provisions of this Amendment, the Client agrees and acknowledges the following:

5.1	As the Client’s agent, State Street will provide reasonable support in liaising with the class action administrator to resolve any queries arising from the Client’s participation in the class action. While State Street anticipates that it will be able to provide such support based on information already in its possession, the Client agrees to provide State Street with supporting information and documentation as State Street may reasonably require from time to time in connection herewith. State Street shall have no liability to the Client for any actions (or actions not taken) in connection with this paragraph if State Street is unable to obtain necessary supporting information and documentation from the Client to enable State Street to file the appropriate proof of claim.

5.2	The Client acknowledges that in relation to any proof of claim to be filed by State Street on behalf of the Client with respect to a class action, as indicated on State Street’s specific notification, it is important that only one claim is made on the Client’s behalf. Therefore, the Client acknowledges that it is responsible to ensure that there is no duplication of claims and will ensure that where a proof of claim is to be or is submitted by State Street pursuant to the terms of this Amendment, no other party shall file a proof of claim for participation by the Client in the same eligible class action claim. The Client understands that duplication of claims could result in both claims being rejected and that State Street will have no responsibility should such duplication of claims occur. Should a third party be making a claim on the Client’s behalf, the Client will instruct State Street not to file a claim for the Client in the relevant class action.

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5.3	All warranties, representations, terms or duties express or implied by statute or otherwise in relation to the Service are hereby excluded, except those which by statute cannot be excluded.

5.4	In performing the Service and acting on the Client’s instructions, State Street is providing an administrative service and is not acting in a fiduciary capacity. The decision to participate in a class action through the filing of a proof of claim is solely the portfolio management responsibility of the Client.

5.5	The performance of the Service under this Amendment does not result in State Street assuming any of the obligations of the Client, its investment managers, any custodian or any other agent.

5.6	State Street shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or non-performance of its duties hereunder unless solely caused by or resulting from the gross negligence or wilful misconduct of State Street, its officers or employees. State Street shall be kept indemnified by the Client for any action taken or omitted by it in good faith without gross negligence. Instructions to State Street hereunder shall be provided in a manner consistent with the provisions of Section 7 of the Custodian Agreement and shall be deemed “Proper Instructions”.

5.7	State Street shall have no liability for any indirect, consequential, incidental, special, punitive or exemplary loss, damage or expense in contract, tort or other form of action arising out of or in connection with the Service even if State Street has been advised of the possibility or likelihood of the same occurring.

5.8	Notwithstanding anything contained in this Amendment or the Custodian Agreement to the contrary, State Street's cumulative liability under this Amendment, in any event, for each calendar year with respect to the Client regardless of the form of action or legal theory shall be limited in amount to the total number of class action filings made during the preceding calendar year multiplied by $125 . In the case of a preceding calendar year which is not a full year, such amount shall be for the effective period. In the event that filing fees have not been charged during the calendar year preceding any claim, State Street’s liability shall not exceed $50,000. This shall be the sole remedy of Client for any loss or damage resulting from State Street’s performance or non-performance of its duties under this Amendment with respect to the Service.

5.9	State Street shall not be responsible or liable for any failure or delay in performance of its obligations under this Amendment arising out of or caused, directly or indirectly, by events of force majeure.

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5.10	Without limiting the generality of the foregoing, to the extent that any filing or other information is transmitted or received via Web-based or Internet services, State Street makes no representation or warranty that such transmission or receipt of information will be uninterrupted or error-free or that such information shall remain private and confidential. State Street has no control over the Internet and cannot guarantee that unauthorized parties may not be able to decrypt encrypted messages. Accordingly, in no event shall State Street be liable for any loss, damage, expense or other harm or injury arising out of (i) the performance or non-performance of the Internet or network services used in connection with the transmission or receipt of information over the Internet, including without limitation, the receiving party's Internet service provider or browser or any other software or (ii) the unauthorized interception or decryption of information transmitted or received via the Internet or network services.

5.11	After the termination of this Amendment in accordance with Section 6 below, State Street shall have no responsibility to file any proofs of claim for class actions previously notified to the Client or received after such termination and, accordingly, State Street shall have no further responsibility to provide the Services herein to the Client after such termination

In the event that State Street receives written notice that the Client no longer desires the Service, but the Custodian Agreement remains in full force and effect, State Street shall transmit to the Client all written information received by State Street regarding any class action or other litigation in connection with U.S. Securities, including, but not limited to, opt-out notices and proof-of-claim forms. For avoidance of doubt, upon and after the effective date of any termination of the Custodian Agreement, the Custodian shall have no responsibility to so transmit any such information.

6.	Term and Termination

This Amendment shall become effective as of the date State Street receives the duly completed and signed Class Actions Services Selection Form and shall continue in full force and effect until (i) State Street receives written notice that the Client no longer desires the Service or (ii) the Custodian Agreement is terminated, whichever is sooner (the “Term”).

For the avoidance of doubt, this Amendment shall terminate immediately upon the termination of the Custodian Agreement, regardless of the reason for the termination, and State Street shall have no further obligations to the Client to provide the Service hereunder.

7.	Notices

Notices and other communications to be given by one party to the other under this Amendment shall be addressed to the receiving party at the address below, or to such other address or number as that party may from time to time specify in writing to the other for the purpose.

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if to State Street at:	State Street Bank and Trust Company
1776 Heritage Drive, JAB 5
North Quincy, MA 02171
Attn: Thomas Broderick

with a copy to:	State Street Bank and Trust Company
Channel Center
One Iron Street
Boston, MA 02210
Attn: Louis D. Abruzzi, Senior Vice President

if to Client:	American Beacon Institutional Funds Trust
220 East Las Colinas Boulevard
Irving, Texas 75039
Attention: Chief Financial Officer
Telephone:

Miscellaneous

8.1	No failure on the part of any party to exercise, and no delay on its part in exercising, any right or remedy under this Amendment will operate as a waiver, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of that right or remedy, or the exercise of any other right or remedy. The rights and remedies provided in this Amendment are cumulative and not exclusive of any rights or remedies provided by law.

8.2	This Amendment shall not be assignable by either party without the prior written consent of the other party, except that State Street upon notice to the Trust may assign its rights and obligations under this Amendment to an affiliate. Any successors or assignees of the Client or State Street shall be bound by this Amendment.

8.3	Telephone conversations between the parties and their employees and agents may be recorded (without the use of a warning notice or tone) and used as evidence in the event of a dispute.

8.4	The Amendment may be amended only by written agreement between the parties.

8.5	This Amendment may be executed in separate counterparts, each of which shall be an original, but which together shall constitute one and the same agreement.

8.6	This Amendment constitutes the complete and exclusive agreement of the parties with regard to the Service. It supersedes and terminates as of its effective date, all prior oral or written agreements, arrangements or understandings between the parties relating to the Service.

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8.	Governing Law and Jurisdiction

This Amendment and the construction performance and validity of it shall be governed by the laws of The Commonwealth of Massachusetts without regard to its conflict-of-law principles.

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In Witness Whereof, each of the parties has caused this Amendment to be executed in its name and behalf by its duly authorized representative as of the date first above-written.

American Beacon INSTITUTIOAL Funds TRUST

BY:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasured

STATE STREET BANK AND TRUST COMPANY

/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President

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Annex I

Class Action Selection Form

Please refer to the class action website: http://globalservices.statestr.com/ba/class_actions/docs/Class%20Action%20selection%20form.doc

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